Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

June 16, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of General Meeting of Shareholders (Summary translation dated June 9, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

(Summary translation)
File No. 82-2544

June 9, 2005

Dear Shareholders:

Notice of the 65th Annual General Meeting of Shareholders

This is to inform you that the Company's 65th Annual General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you can mail the voting instruction card, duly signed by you after marking "for" or "against" each proposal. We ask you to vote after examining the reference materials contained herein.

※※※※※※※※※※※※※※※※※※※※※※※※

1. Time and Date: 10:00 a.m. on Wednesday, June 29, 2005, Japan time
2. Place: 7th Floor Conference Room at the head office of the Company, 11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan
3. Purposes of the Meeting:

- Matters to be Reported:

(1) The business report, consolidated balance sheet and consolidated statement of income with respect to the 65th fiscal period (from April 1, 2004 to March 31, 2005), along with audit results by accounting auditors and Board of Corporate Auditors for the consolidated financial documents

(2) Non-consolidated balance sheet and non-consolidated statement of income with respect to the 65th fiscal period (from April 1, 2004 to March 31, 2005), along with acquisition of the Company's own shares in conformity with the Board of Directors resolution stipulated in the articles of incorporation

-Matters to be Acted Upon:

Proposal No.1: To approve the proposed appropriation of profits with respect to the 65th fiscal period

Proposal No.2: To elect twelve directors

Proposal No.3: To grant retirement allowance to retiring director for his meritorious service and to grant a final allowance to directors and corporate auditors, concurrent with the discontinuance of the directors and auditors retirement allowance system.

Sincerely yours,

Satoru Iwata
President
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho, Minami-ku,
Kyoto 601-8501, Japan

Shareholders attending the meeting are requested to hand in the enclosed voting instruction card to the reception desk at the meeting.

(Summary translation)
File No. 82-2544

Appendix to the Notice of the 65th Annual General Meeting of Shareholders

Business Report for the 65th Fiscal Period
(Fiscal year from April 1, 2004 to March 31, 2005)

1. Overview of the Business

(1) Business Progress and Results of the Business Group

During the fiscal year ended March 31, 2005, in the United States, consumer spending increased and the economy steadily expanded. The European economy, although facing downturns such as the appreciated euro and high crude oil prices, experienced gradual recovery overall. The Japanese economy also showed a pattern of recovery with improvement in corporate revenue, however, a slowdown in consumer spending during the second half of the fiscal year raised uncertainty for the future.
In the video game industry, existing hardware sales showed a downward trend worldwide due to the saturated installment base. As for software, the "gamer drift" phenomenon seen in the Japan market has become more prominent. In overseas markets, software sales centered around sequels, sports games, and movie-based titles, caused slower growth of the entire market, leaving the business environment in a difficult situation.
Given this underlying environment, Nintendo launched NINTENDO DS, a brand new handheld device, in an effort to expand into new markets. NINTENDO DS joins the NINTENDO GAMECUBE and GAME BOY ADVANCE lineup. The new system is equipped with dual screens, touch screen technology, wireless network, and microphone port, which enables anyone to easily play and provides an unprecedented gaming experience. In addition, a variety of software is being developed that is intuitive and easy to control, putting novice and expert gamers on the "same starting line", providing everyone with a fresh experience.
Consolidated net sales for the fiscal year ended March 31, 2005 resulted in 515.292 billion yen (previous fiscal year resulted in 514.805 billion yen), income before income taxes and extraordinary items was 145.292 billion yen (previous fiscal year was 50.14 billion yen) and net income was 87.416 billion yen (previous fiscal year was 33.194 billion yen).
With respect to sales by business category, for the electronic entertainment products division, the GAME BOY ADVANCE software titles "Pokémon FireRed/LeafGreen", which provide a whole new gaming experience through wireless communication adapter, were released overseas and became a smash hit, selling more than 6 million units worldwide. "The Legend of Zelda: The Minish Cap", a game that let's the main character change body size during the adventure sold more than a million units. In addition, the "FAMICOM MINI" series, which enables users to enjoy FAMICOM software on the GAME BOY ADVANCE, invited back those who have not played video games lately. Sales for the "FAMICOM MINI" series were particularly strong in Japan. Furthermore, in an effort to further expand sales during the Holiday season, a price cut was initiated on GAME BOY ADVANCE SP hardware during September, boosting its sales globally.
As for products for NINTENDO GAMECUBE, software titles "Paper Mario: The Thousand Year Door", which allows players to embark on mysterious adventures with Mario in a picture book based setting, and "Mario Party 6", which provides a new gaming experience with the use of a microphone, sold more than a million copies each. Meanwhile, hardware sales suffered a decrease due to intense competition.
With respect to NINTENDO DS hardware, which was launched in Japan and the United States at the end of last year and in Europe this March, sales reached more than 5.2 million units during a short period of time. Software such as "Super Mario 64 DS" enjoyed a favorable start

by selling more than a million units worldwide. Especially in Japan, new marketing initiatives such as exhibitions in five major cities and street trail events, along with TV commercials and retail marketing efforts successfully contributed to attracting a broad demographic including women and older generations who had previously not played video games.

In total, net sales in the electronic entertainment products division were 513.084 billion yen (previous fiscal year were 512.291 billion yen), while sales in the other products division (playing cards, karuta, etc.) were 2.208 billion yen (previous fiscal year were 2.513 billion yen).

Furthermore, for the purpose of executing flexible capital policies in response to changes in the business environment, the Company acquired 3.6 million of its own shares, at a cost of 42.912 billion yen in conformity with the Board of Directors resolution.

(2) Future Prospects

As is evident in the present game software market, the traditional success formula of game development, which is to make games fancier and more complicated with the advancement of technology, is approaching a limit.

Under such circumstances, Nintendo will make every effort to broaden the framework and the definition of current video games, and thus provide new surprises and fun to people around the world, regardless of age, gender, or gaming experience. The goal is expansion of the market with increased penetration of video game players of all ages. More specifically, continuous efforts will be made to develop entertainment software that provides new sensation utilizing the NINTENDO DS's features. Such efforts are well represented by "Nintendogs", a new communication game that allows the player to speak to and touch puppies inside the game through the use of the built-in microphone and stylus. In addition, in the field of console-type game devices, REVOLUTION (tentative), which is not just a device with higher functionalities than current generation consoles, but a device that proposes a totally new type of entertainment in which a wide variety of people can enjoy, is under development.

Your continued support and cooperation is appreciated.

(3) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2005. Total capital spending was 4.502 billion yen; primary investment was for R&D facilities.

(4) Business Results and Financial Condition of the Company and Business Group

① Historical Business Results and Financial Condition of the Business Group

Category	Year ended March 31,			
	2002	2003	2004	2005
Net sales (in millions of yen)	554,886	504,135	514,805	515,292
Recurring profit (in millions of yen)	186,618	95,040	50,140	145,292
Net income (in millions of yen)	106,444	67,267	33,194	87,416
Net income per share (in yen)	751.39	482.15	246.93	662.96
Total assets (in millions of yen)	1,156,715	1,085,519	1,010,031	1,132,492
Net assets (in millions of yen)	935,075	890,369	890,247	921,466
Net assets per share (in yen)	6,600.82	6,626.74	6,658.05	7,082.68
Ratio of net worth to total assets	80.8%	82.0%	88.1%	81.4%

Note: Effective in fiscal year ended 2003, the computations of net income per share and net assets per share are made based on "Corporate Accounting Standards for Net Income per Share" and "Application Guidelines of Corporate Accounting Standards for Net Income per Share" respectively.

[Fiscal year ended March 31, 2002]

With respect to the handheld segment, GAME BOY ADVANCE began full-scale distribution in the worldwide marketplace. As for the console segment, NINTENDO GAMECUBE was launched in Japan and the U. S. Both enjoyed strong demand and contributed to the increase in total sales. In addition, with respect to the fiscal year-end foreign exchange rate, the yen value was lower compared to the previous fiscal year-end, and foreign exchange gain was realized. However, foreign exchange gain less than the previous period, therefore, recurring profit decreased. Net income increased due to lower extraordinary losses such as unrealized loss on investments in securities compared to the previous fiscal year.

[Fiscal year ended March 31, 2003]

With respect to handheld hardware products, the new hardware GAME BOY ADVANCE SP was introduced and was very well received. As for software, new releases from the Pokémon series sold extremely well in Japan and the U. S. In the console segment, despite the popularity of new software titles, hardware sales were negatively affected by retail price reductions by competitors, which led to a decrease in total sales. In addition, due to appreciation of the yen at year-end compared with the end of the previous period, foreign exchange loss was incurred. As a result, both recurring profit and net income decreased.

[Fiscal year ended March 31, 2004]

With respect to the handheld segment, new Pokémon titles released in Europe during this period and GAME BOY ADVANCE SP hardware continued to achieve strong sales results. As for the console segment, favorable sales of software titles such as "Mario Kart: Double Dash!!" contributed to the increase in total sales. Substantial appreciation in the yen compared to the end of the previous period caused foreign exchange loss to increase significantly. As a result both recurring profit and net income decreased.

[Fiscal year ended March 31, 2005]

As described above in (1) Business Progress and Results of the Business Group.

② Historical Business Results and Financial Condition of the Company

Category	Year ended March 31,			
	2002	2003	2004	2005
Net sales (in millions of yen)	447,101	482,162	360,961	443,044
Recurring profit (in millions of yen)	144,788	97,969	31,694	134,123
Net income (in millions of yen)	80,323	61,157	16,020	80,005
Net income per share (in yen)	567.00	438.25	118.52	606.65
Total assets (in millions of yen)	1,026,478	967,349	892,960	998,208
Net assets (in millions of yen)	849,919	806,724	802,830	821,749
Net assets per share (in yen)	5,999.69	6,004.07	6,004.14	6,316.08
Ratio of net worth to total assets	82.8%	83.4%	89.9%	82.3%

Note: Effective in fiscal year ended 2003, the computations of net income per share and net assets per share are made based on "Corporate Accounting Standards for Net Income per Share" and "Application Guidelines of Corporate Accounting Standards for Net Income per Share" respectively.

[Fiscal year ended March 31, 2002]

New handheld and console hardware was distributed worldwide. Both sold well and contributed to an increase in total sales. Recurring profit and net income both decreased mainly due to lower foreign exchange gain.

[Fiscal year ended March 31, 2003]

Export sales of both handheld and console game products increased, causing growth in total net sales. Both recurring profit and net income decreased primarily due to foreign exchange losses.

[Fiscal year ended March 31, 2004]

Handheld game products continued to sell steadily. However, with regard to console game products, a worldwide retail price reduction on NINTENDO GAMECUBE hardware was the primary cause of the total sales decrease. In addition, a significant increase in foreign exchange loss versus the previous year caused both recurring profit and net income to decrease.

[Fiscal year ended March 31, 2005]

Strong worldwide sales of handheld game products that included the newly launched NINTENDO DS contributed to the increase in total sales. In addition, recurring profit and net income significantly increased, primarily due to foreign exchange gain relative to last year.

2. Company Overview (as of March 31, 2005)

(1) Principal Business of the Business Group

Nintendo develops, manufactures and distributes electronic entertainment products and other products as a major business. Principle products classified by division are as follows:

- Electronic entertainment products division
  GAME BOY ADVANCE, NINTENDO DS, NINTENDO GAMECUBE
- Other products division
  Playing Cards, Karuta, etc.

(2) Principal Offices and Plants of the Business Group

- Offices:

  Nintendo Co., Ltd.
  Corporate head office (Kyoto), Tokyo Branch Office (Tokyo), Osaka Branch Office (Osaka), Nagoya Sales Office (Nagoya), Okayama Sales Office (Okayama), Sapporo Sales Office (Sapporo)
  Subsidiaries
  Nintendo of America Inc. (United States of America), Nintendo of Europe GmbH (Germany), Nintendo France S.A.R.L. (France)

- Plants:

  Nintendo Co., Ltd.
  Uji Plant (Kyoto), Uji Okubo Plant (Kyoto)

(3) Common Stock Information

① Number of shares authorized: 400,000,000
② Number of shares outstanding: 141,669,000
③ Number of shareholders: 23,707
④ Major shareholders

Name	Share ownership (in hundreds)	Voting Ratio (%)	Our investment in major shareholder (in thousands)	Invest-ment Ratio (%)
Hiroshi Yamauchi	141,650	10.90	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	92,717	7.14	-	-
The Chase Manhattan Bank NA London	82,835	6.38	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	74,170	5.71	-	-
The Bank of Kyoto, Ltd.	66,269	5.10	4,542	1.37
The Master Trust Bank of Japan, Ltd. (UFJ Bank Limited Pension and Severance	47,647	3.67	-	-

Payments Trust Account)※2				
Japan Trustee Services Bank, Ltd. (Re-trust of Resona Trust and Banking, Co., Ltd./ Resona Bank, Ltd. Pension and Severance Payments Trust Account) ※3	35,000	2.69	-	-

Notes: 1. The Company holds 11,591,600 treasury stocks but is excluded from the above "Major shareholders".
※2. UFJ Bank, which is the trustor of The Master Trust Bank of Japan, Ltd. has reserved appointing rights concerning voting rights. There are 1,912,000 stocks under UFJ bank's name. In addition, the Company holds 2,529.33 stocks (0.05%) of UFJ Holdings common stock; a complete parent company of UFJ Bank Limited.
※3. Resona Bank, Ltd. which is the trustor of Japan Trustee Services Bank, Ltd. has reserved appointing rights concerning voting rights. In addition, the Company holds 6,474,692 stocks (0.06%) of Resona Holdings common stock; a complete parent company of Resona Bank, Ltd.

(4) Acquisition, disposal and holding of treasury shares

① Acquired shares

Ordinary shares 3,607,371 shares
Total amount for acquisition 43,001 million yen

Of the above, shares acquired after the 64th Annual General Meeting of Shareholders in conformity with the Board of Directors resolution stipulated in the articles of incorporation

Purpose of share acquisition

To execute flexible capital policies in response to changes in the business environment.

Ordinary shares 3,600,000 shares
Total amount for acquisition 42,912 million shares

② Disposed shares

Ordinary shares 315 shares
Total amount for disposition 3 million yen

③ Lapsed shares

Not applicable

④ Holdings at the close of the fiscal year

Ordinary shares 11,591,611 shares

(5) Employees of the Business Group

Number of employees (Increase over the previous year)	3,013 (28)

(6) Business Affiliation

① Principal subsidiaries

Company name	Capital stock	Voting ratio	Principal business
Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products, etc.
Nintendo of Europe GmbH	30,000 (thousands of €)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	78,000 (thousands of €)	100%	Distribution of electronic entertainment products

② Scope of consolidation and equity method application

During the fiscal year ended March 2005, 2 subsidiaries were excluded from consolidation. Accordingly, 17 subsidiaries are included within the scope of consolidation.

Furthermore, during the fiscal year ended March 2005, 1 affiliate was newly added and 1 was excluded from the scope of equity method applied affiliates. Accordingly, 8 subsidiaries/affiliates are included within the scope of equity method applied affiliates.

Results of corporate consolidation are described in 1. (1) Business Progress and Results of the Business Group.

(7) Directors and Auditors

Position	Name	Major responsibility
Chairman (Representative Director)	Atsushi Asada	
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis &Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division
	Eiichi Suzuki	General Manager of General Affairs Division
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office
	Tatsumi Kimishima	President of Nintendo of America Inc.
Director, Executive Adviser	Hiroshi Yamauchi	
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano	Certified Public Accountant
	Katsuo Yamada	Certified Tax Accountant
	Naoki Mizutani	Lawyer & Patent Attorney

Notes: 1. Yoshiro Kitano, Katsuo Yamada, and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations".

2. At the 64th Annual General Shareholders' Meeting held on June 29th, 2004, Minoru Ueda was elected as corporate auditor and took the position. As of the closing of the 64th Annual General Shareholder's Meeting held on June 29th, 2004, Akira Iijima retired from the office of director and Takayasu Kojima retired from the office of corporate auditor. In addition, as of the same date, the post of the following director has been changed.

New post	Name	Previous post
Senior Managing Director (Representative Director)	Nobuo Nagai	Managing Director

(8) Amount of Compensation Payable to Accounting Auditors

① Total amount of compensation payable by the Company and its subsidiaries:

54 million yen

② Of the total amount mentioned in ① above, total amount payable by the Company to the accounting auditors (Article 2 Clause 1 of the Certified Public Accountants Law No. 103 in 1948) for their service (service for certification of audit):

54 million yen

③ Of the total amount mentioned in ② above, amount of compensation payable by the Company for the accounting auditors:

45 million yen

Note: Since an agreement between the Company and the accounting auditors does not divide the compensation for the audit under "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations" with the one for the audit under the Security Transaction Law and it is substantially impossible to do so, the amount in ③ above indicates the total amount of those audits.

3. Subsequent Events

Not applicable

Amounts and number of shares presented in this business report are rounded down to each unit set forth. Ratios and others are rounded off to each unit set forth.

(Summary translation)
File No. 82-2544

CONSOLIDATED BALANCE SHEET (As of March 31, 2005)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	993,891	Current liabilities:	205,449
Cash & cash equivalents	826,653	Notes and trade accounts payable	111,045
Notes and trade accounts receivable	51,143	Accrued income taxes	51,951
Marketable securities	20,485	Reserve for bonuses	1,650
Inventories	49,758	Other current liabilities	40,801
Deferred income taxes	19,513		
Other current assets	28,217	Non-current liabilities:	5,353
Allowance for doubtful accounts	- 1,880		
		Non-current accounts payable	461
Fixed assets:	138,600	Reserve for employee retirement and severance benefits	3,074
(Property, plant & equipment)	(54,420)	Reserve for directors' retirement and severance benefits	1,816
Buildings & structures	18,451		
Machinery, equipment & automobiles	1,316		
Furniture & fixtures	2,171	Total liabilities	210,802
Land	32,069		
Construction in progress	410	Minority interests	222
(Intangible assets)	(354)		
		Shareholders' equity	
(Investments & other assets)	(83,825)		
Investments in securities	73,393	Capital stock	10,065
Deferred income taxes	10,155	Additional paid-in capital	11,584
Other assets	307	Retained earnings	1,032,834
Allowance for doubtful accounts	- 30	Unrealized gains on other securities	7,194
		Translation adjustments	- 10,315
		Treasury stock, at cost	- 129,896
		Total shareholders' equity	921,466
Total	1,132,492	Total	1,132,492

(Summary translation)
File No. 82-2544

CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2005)

Yen in millions

Description	Amount	
Net sales		515,292
Cost of sales		298,115
Gross margin		217,176
Selling, general & administrative expenses		105,653
Operating income		111,522
Other income		
Interest income	13,510	
Foreign exchange gain	21,848	
Other	2,509	37,868
Other expenses		
Equity in losses of non-consolidated subsidiary and affiliates	3,512	
Other	586	4,098
Recurring profit		145,292
Extraordinary income		
Reversal of allowance for doubtful accounts	1,735	1,735
Extraordinary losses		
Loss on disposal of fixed assets	13	
Unrealized loss on investments in securities	1,612	1,625
Income before income taxes		145,402
Provision for income taxes and enterprise tax	53,766	
Income taxes deferred	4,195	57,962
Minority interests		24
Net income		87,416

Basis of Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries 17

Principal consolidated subsidiaries are as described in (6) Business Affiliation ① Principal subsidiaries in 2. Company Overview.

Non-consolidated subsidiaries Fukuei Co., Ltd. A/N Software Inc.

Above two subsidiaries are excluded from consolidation as they are both small in size and do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

Rare Acquisition Inc. and Nintendo Services USA, Inc. are excluded from the scope of consolidation because of liquidation.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied	A/N Software Inc.
Number of Affiliates with equity method applied	7
Principal Affiliate with equity method applied	The Pokémon Company
Non-consolidated subsidiary with equity method not applied	Fukuei Co., Ltd.
Principal affiliate with equity method not applied	Ape inc.

Non-consolidated subsidiaries and affiliates with equity method not applied are excluded from the scope of equity method application since they do not have a significant impact on the consolidated financial statements in respect of net profit and retained earnings etc.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used either as they are or based on appropriate provisional financial information.

The Baseball Club of Seattle, L.P. is included within the scope of equity method affiliates because of investment for this consolidated accounting period. Pokémon USA, Inc. is excluded from the scope of equity method affiliates because there no longer exists significance for the transactions with the Company group due to the liquidation of Nintendo Services USA, Inc.

3. Significant accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)

Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method
(B) Derivatives	Market price method
(C) Valuation method of inventories	Lower of cost or market method, determined by the moving average method

(2) Depreciation method for important fixed assets:

(A) Tangible assets	For the Company and its domestic consolidated subsidiaries, declining balance method is applied (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method. For overseas consolidated subsidiaries, straight-line method, over the estimated useful lives of the assets, is applied Estimated useful lives of the principal assets are as follows: Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Important allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the consolidated accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year. Actuarial calculation difference is processed collectively, mainly in the accrued year.

(D) Reserve for directors' retirement and severance benefits

The Company is calculating the reserve for directors' retirement and severance benefits with estimated amounts to be paid at the year-end, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner is shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Other significant matters relating to the preparation of consolidated financial statements

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

(6) Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under market price method.

(7) Amortization of consolidated adjustment account

The amount of consolidated adjustment account is fully amortized in the same fiscal year as incurred.

Supplemental Information:

Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Consolidated Statements of Income

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income" issued by Accounting Standards Board of Japan, the enterprise taxes levied in proportion to added value and capital, amounting to 665 million yen, were recognized as "Selling, general and administrative expenses" effective this fiscal year under this report.

Notes to Balance sheet:

1. All amounts less than one million yen are rounded down
2. Accumulated depreciation of tangible fixed assets 36,821 million yen

Notes to Income statement:

1. All amounts less than one million yen are rounded down
2. Net income per share for the period 662.96 yen
(from April 1, 2004 to March 31, 2005)

Certified copy of auditing report on consolidated financial documents by accounting auditors

Auditing Report by Independent Auditors

May 20, 2005

To: Board of Directors
Nintendo Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Hajime Kuwaki, C.P.A. (Seal)
Representative and Engagement Partner

Shingo Yamamoto, C.P.A. (Seal)
Engagement Partner

The auditing firm audited the consolidated financial documents of Nintendo Co., Ltd. in the 65th business year from April 1, 2004 through March 31, 2005, that is, consolidated balance sheet and consolidated statement of income in accordance with Article 19,2 Clause 3 of "the Law Concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Companies". The responsibilities of preparation of these consolidated financial documents lie to the executives of the Company and the responsibilities of the accounting firm are to express the opinion on the consolidated financial documents from the independent position. The auditing firm conducted the audit in accordance with the auditing standard generally accepted as fair and reasonable in Japan. The auditing standard demands the auditing firm to secure the reasonable guarantee whether there is any false representation in the consolidated financial documents. The audit was performed on a basis of trial examination that includes review of the representation of the consolidated financial documents as a whole including review of the accounting policy and method of application adopted by the executives as well as estimation by the executives. The accounting firm judges that it has obtained the reasonable basis to express the opinion as a result of the audit. In this connection, the audit includes the auditing procedures that were applied to the subsidiaries as deemed as necessary by the auditing firm.

As a result of the audit, the auditing firm judges that the consolidated financial documents represents correctly the situation of properties and loss and profit of the business group that is comprised of Nintendo Co., Ltd. and its consolidated subsidiaries, etc in accordance with the laws and regulations and the Article of Incorporation.

There exists no stake to be described between the Company and the accounting firm or executive members in accordance with the provisions of the Law on Certified Public Accountant.

(Summary translation)
File No. 82-2544

Certified copy of auditing report on consolidated financial documents by Board of Corporate Auditors

Audit Report

The Board of Auditors is reported by each corporate auditor in connection with the consolidated financial documents (consolidated balance sheet and consolidated state of income) during 65th business year from April 1, 2004 to March 31, 2005 and prepares this auditing report and reports as follows upon consultation:

1. Summary of Auditing Method by Corporate Auditors
Adhering to the auditing policy and sharing of the duties, etc. fixed by the board of corporate auditors, each of the auditors was reported and explained by the directors and the accounting auditors regarding the consolidated financial documents.

2. Results of Auditing
We judge that the auditing method and auditing by ChuoAoyama PricewaterhouseCoopers, the accounting auditors, is reasonable.

May 26, 2005

Board of Corporate Auditors

Ichiro Nakaji (Seal)
Full-time Corporate Auditor

Yoshiro Kitano (Seal)
Corporate Auditor

Minoru Ueda (Seal)
Full-time Corporate Auditor

Katsuo Yamada (Seal)
Corporate Auditor

Naoki Mizutani (Seal)
Corporate Auditor

Note: Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2005)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	851,259	Current liabilities:	174,180
Cash & cash equivalents	717,758	Notes payable	4,063
Notes receivable	1,393	Trade accounts payable	102,434
Trade accounts receivable	69,786	Other accounts payable	11,994
Finished products	12,879	Accrued income taxes	44,724
Raw materials	2,798	Advances received	429
Work in progress	166	Reserve for bonuses	1,650
Supplies	195	Other current liabilities	8,883
Deferred income taxes	12,989		
Other current assets	33,358	Non-current liabilities:	2,278
Allowance for doubtful accounts	- 65		
		Non-current accounts payable	461
Fixed assets:	146,948	Reserve for directors' retirement and severance benefits	1,816
(Property, plant & equipment)	(40,569)		
Buildings	13,575	Total liabilities	176,459
Structures	364		
Machinery & equipment	197		
Automobiles	25	Shareholders' equity	
Furniture & fixtures	1,139		
Land	25,249	Capital stock	10,065
Construction in progress	17	Additional paid-in capital	11,584
		Capital reserve	11,584
(Intangible assets)	(296)	Retained earnings	922,801
Software	283	Legal reserve	2,516
Other intangible assets	12	Optional reserve	760,046
		Special reserve	46
(Investments & other assets)	(106,082)	General reserve	760,000
Investments in securities	67,908	Unappropriated	160,238
Equity in affiliates	18,923	Unrealized gains on other securities	7,194
Investments in affiliates	10,419	Treasury stock, at cost	- 129,896
Non-current receivable	2,648		
Deferred income taxes	8,614		
Other assets	215		
Allowance for doubtful accounts	- 2,647	Total shareholders' equity	821,749
Total	998,208	Total	998,208

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2005)

Yen in millions

Description	Amount	
Net sales		443,044
Cost of sales		294,661
Gross margin		148,382
Selling, general & administrative expenses		48,828
Operating income		99,554
Other income		
Interest income	10,755	
Dividend income	590	
Foreign exchange gain	22,118	
Other	1,524	34,988
Other expenses		
Sales discount	400	
Other	18	419
Recurring profit		134,123
Extraordinary income		
Reversal of allowance for doubtful accounts	872	
Gains from liquidation of affiliate	560	1,432
Extraordinary losses		
Loss on disposal of fixed assets	12	
Unrealized loss on investments in securities	1,612	
Loss from liquidation of affiliate	195	1,820
Income before income taxes		133,736
Provision for income taxes and enterprise tax	47,751	
Income taxes deferred	5,979	53,730
Net income		80,005
Retained earnings brought forward		89,338
Interim dividend		9,105
Unappropriated retained earnings		160,238

Summary of Significant Accounting Policies

1. Valuation method of securities:	
(1) Held-to-maturity bonds	Amortized cost method (by straight-line method)
(2) Investments in subsidiaries and affiliates	Cost, determined by the moving average method
(3) Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method
2. Derivatives	Market price method
3. Valuation method of inventories	Lower of cost, determined by the moving average method, or market
4. Depreciation method of fixed assets:	
(1) Tangible assets	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method. Estimated useful lives of the principal assets are as follows: Buildings and structures: 3 to 50 years
(2) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Provisions of allowances

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(2) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.
Prior service cost and actuarial calculation difference is processed collectively in the accrued year.

(4) Reserve for directors' retirement and severance benefits

The reserve for directors' retirement and severance benefits is calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

Supplemental Information

Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Consolidated Statements of Income

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income" issued by Accounting Standards Board of Japan, the enterprise taxes levied in proportion to added value and capital, amounting to 662 million yen, were recognized as "Selling, general and administrative expenses" effective this fiscal year under this report.

Notes to Balance sheet:

1. All amounts less than one million yen are rounded down

2. Receivables and payables with subsidiaries and affiliates

Short-term receivables	63,821 million yen
Long-term receivables	2,617 million yen
Short-term payables	1,933 million yen

3. Accumulated depreciation of tangible fixed assets 23,529 million yen

4. Guaranteed liability 3,377 million yen

5. The provision of retirement allowances for directors is provided for in Article 43 of the implementation rules of the Commercial Code.

6. Total amount of assets stipulated in Commercial Code, Enforcement Rule Article 124, Provision 3.	5,990 million yen

Notes to Income statement

1. All amounts less than one million yen are rounded down

2. Transactions with subsidiaries and affiliates

Sales	314,347 million yen
Operating expense	9,991 million yen
Turnover with subsidiaries other than operating activities	430 million yen

3. Net income per share for the period (from April 1, 2004 to March 31, 2005)	606.65 yen

PROPOSAL OF APPROPRIATIONS

Yen

Unappropriated retained earnings	160,238,468,895
Reversal of special reserve	2,276,983
Total	160,240,745,878
Allocation proposed as follows:	
Cash dividends	26,015,477,800 (200.00 yen per share)
Directors' bonuses	170,000,000
General reserve	50,000,000,000
Retained earnings carried forward	84,055,268,078

Note: The Company paid 9,105,711,860 yen (70 yen per share) as interim dividend on December 10, 2004.

Certified copy of auditing report by accounting auditors

Auditing Report of Independent Auditors

May 20, 2005

To: Board of Directors
Nintendo Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Hajime Kuwaki, C.P.A. (Seal)
Representative and Engagement Partner

Shingo Yamamoto, C.P.A. (Seal)
Engagement Partner

The auditing firm audited the financial documents of Nintendo Co., Ltd. in the 65th business year from April 1, 2004 through March 31, 2005, that is, balance sheet, statement of income, business report (limited to a portion of the accounting) and proposal of profit as well as annexed particulars (limited to a portion of the accounting) in accordance with Article 2.1 of "the Law Concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Companies". A portion relating to the accounting of the business report and annexed particulars covered by the audit is the one described in accordance with the accounting book among the matters described in the business report and annexed particulars. The responsibilities of preparation of these financial documents and annexed particulars lie to the executives of the Company and the responsibilities of the accounting firm are to express the opinion on the financial documents and annexed particulars from the independent position.
The auditing firm conducted the audit in accordance with the auditing standard generally accepted as fair and reasonable in Japan. The auditing standard demands the auditing firm to secure the reasonable guarantee whether there is any false representation in the financial documents and annexed particulars. The audit was performed on a basis of trial examination that includes review of the representation of the financial documents and annexed particulars as a whole including review of the accounting policy and method of application adopted by the executives as well as estimation by the executives. The accounting firm judges that it has obtained the reasonable basis to express the opinion as a result of the audit. In this connection, the audit includes the auditing procedures that were applied to the subsidiaries as deemed as necessary by the auditing firm.

As a result of the audit, the opinion of the accounting firm is as follows:
(1) We judge that the balance sheet and statement of income represent correctly the situation of the properties and loss and income of the Company in accordance with the laws and regulations and the Articles of Incorporation
(2) We judge that the business report (limited to a portion of the accounting) represents correctly the situation of the Company in accordance with the laws and regulations and the Articles of Incorporation.
(3) We judged that the proposal on disposition of profits conforms to the laws and regulations and the Articles of Incorporation.
(4) We judge that there is no matter in the annexed particulars (limited to a portion of the accounting) to be pointed out in view of the provisions of the Commercial Code.
There exists no stake to be described between the Company and the accounting firm or executive members in accordance with the provisions of the Law on Certified Public Accountant.

Certified copy of auditing report by Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 65th fiscal period from April 1, 2004 to March 31, 2005 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each corporate auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from directors, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, regularly requested reports on the operations of the subsidiaries, and conducted examination of conditions of business and assets of major subsidiaries.

Each corporate auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and supplemented schedules thereof. With respect to the directors' engaging in competing transactions, transactions involving conflict of interest between the Company and directors, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each corporate auditor has, in addition to the audit procedures described above, requested reports from directors and other parties and conducted investigation and examination as deemed necessary.

2. Results of Audit

The Board of Corporate Auditors hereby renders our opinion as follows:

(1) The method of audit employed by ChuoAoyama PricewaterhouseCoopers and the result thereof are proper and fair.

(2) The contents of the business report present fairly the position of the Company pursuant to the laws and regulations and the Articles of Incorporation.

(3) The proposed allocation of profits contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances.

(4) The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

(5) With respect to the directors' execution of their duties including in subsidiaries, no unfair conduct, nor any material breach of the laws and regulations or the Articles of Incorporation has been found. Moreover, with regard to the directors' engaging in competing transactions, transactions involving conflict of interest between the Company and directors, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any directors has been found.

May 26, 2005

Board of Corporate Auditors

Ichiro Nakaji (Seal)
Full-time Corporate Auditor

Yoshiro Kitano (Seal)
Corporate Auditor

Minoru Ueda (Seal) Full-time Corporate Auditor	Katsuo Yamada (Seal) Corporate Auditor
	Naoki Mizutani (Seal) Corporate Auditor

Note: Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

[Reference Material for Exercise of Voting]

1. Number of voting rights owned by shareholders who are entitled to vote .... 1,299,288 units

2. The proposals and reference materials

Proposal No. 1: To approve the proposed appropriation of profit with respect to the 65th fiscal period

It is proposed that the appropriation of profits shall be made as shown in detail on Page 24.

The Company's basic policy is to consistently pay a dividend while evaluating profit levels and payout ratio of each fiscal period to determine profit distribution to shareholders. It is proposed that a cash distribution shall be made at the rate of 200 yen per share, which is an increase of 130 yen compared to the previous period. With the interim dividend of 70 yen per share already paid, the aggregate annual dividends will increase 130 yen compared to the previous period to 270 yen per share.

Proposal No. 2: To elect twelve directors

At the close of this Annual General Meeting of Shareholders, all (12), Atsushi Asada, Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima and Hiroshi Yamauchi, directors' terms of office expire. And the Company asks for approval to elect twelve directors.

The candidates are as follows:

	Name
1	Satoru Iwata
2	Yoshihiro Mori
3	Shinji Hatano
4	Genyo Takeda
5	Shigeru Miyamoto
6	Nobuo Nagai

7	Masaharu Matsumoto
8	Eiichi Suzuki
9	Kazuo Kawahara
10	Tatsumi Kimishima
11	Takao Ohta
12	Kaoru Takemura

Note: No conflicting interest exists between the Company and any above candidates.

Proposal No. 3: To grant retirement allowance to retiring director for his meritorious service and to grant a final allowance to directors and auditors, concurrent with the discontinuance of the directors and auditors retirement allowance system.

It is proposed that a retirement allowance be granted to one retiring director, Atsushi Asada who will retire from a director at the conclusion of this shareholders meeting, for his meritorious service within a specified range according to the Company's standards. The decision as to the exact amount to be granted and the time and the method of payment is proposed to be respectively entrusted to the Board of Directors.
Hiroshi Yamauchi, who will retire from a director at the conclusion of this shareholder's meeting, has declined his rights to retirement allowance.

In addition, as part of the Company's management reforms, the compensation system for directors and corporate auditors has been reconsidered. As at the conclusion of this shareholders meeting, directors and corporate auditors retirement allowance system is to be discontinued. Based upon this, assuming that Proposal No.2 is approved, it is proposed that to the following reappointed 10 directors and 5 corporate auditors currently in office, an ending allowance for their meritorious service be granted during their tenure through the end of this shareholders meeting according to the Company's standards.
Payments will be made at the point of retirement of each director and corporate auditor. The decision as to the exact amounts to be granted and the method of payment is proposed to be respectively entrusted to Board of Directors and Board of Corporate Auditors.
Directors and auditors entitled to receive ending allowance are as follows:

Name
Satoru Iwata
Yoshihiro Mori
Shinji Hatano
Genyo Takeda
Shigeru Miyamoto
Nobuo Nagai
Masaharu Matsumoto
Eiichi Suzuki
Kazuo Kawahara
Tatsumi Kimishima
Ichiro Nakaji
Minoru Ueda
Yoshiro Kitano
Katsuo Yamada
Naoki Mizutani